FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

☐ Check this box if no longer subject

to Section 16. Form 4 or Form 5

obligations may continue. See

Instruction 1(b).

1. Name and Address of Reporting Person* WOODWARD,III O. JAMES	2. Issuer Name and Ticker or Trading Symbol Gottschalks/GOT				6. Relationship of Reporting Person(s) to Issuer(Check all applicable) __X__ Director ____ 10% Owner ______ Officer (give ____ Other (specify title below) below) _________________________________
(Last) (First) (Middle) c/o 7 RIVER PARK PLACE	3. IRS or Social Security Number of Reporting Person (Voluntary)		Statement for Month/Year March/April 2002
(Street) FRESNO CA 93720			If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Reporting (check applicable line) _X_Form Filed by One Reporting Person __________Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security(Instr. 3)	2. Transaction Date(Month/Day/Year)	3. Trans-action Code(Instr.8)	4. Securities Acquired (A) or Disposed of (D)(Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6.Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price	4,500	D

Common Stock	3/26/02	A	2,000	A	$3.75	6,500	D
Common Stock	4/05/02	A	1,000	A	$3.36	7,500	D

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 2270 (7-96)

FORM 4 (continued) TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code(Instr. 8)	5. Number of Deriva- tive Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)		6.Date Exercis-able and Expi-ration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of De-rivative Security(Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10.Owner-ship of Derivative Security: Direct (D) or Indirect (I)(Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
						Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
				(A)	(D)

Explanation of Responses:

4/8/02 /s/: O. James Woodward, III.

DATE ** SIGNATURE OF REPORTING PERSON

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.